CUSIP No. 059690107	Page 1 of 22 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 134,152
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 134,152

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,152
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 64,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 68,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 68,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 315,244
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 315,244

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 68,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 68,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 383,920
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 383,920

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,920
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 383,920
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 383,920

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,920
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 383,920
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 383,920

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 059690107	Page 11 of 22 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 117,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 117,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 12 of 22 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “Bancorp RI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was attached to the initial Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals.

        (a)-(c     This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 059690107	Page 13 of 22 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 385,420 shares of Common Stock of the Company acquired at an aggregate cost of $13,909,454.

        The amount of funds expended by Financial Edge Fund to acquire the 134,152 shares of Common Stock it holds in its name is $4,862,123. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities LLC (“Banc of America”) on such firms’ usual terms and conditions.

CUSIP No. 059690107	Page 14 of 22 Pages

        The amount of funds expended by Financial Edge Strategic to acquire the 64,092 shares of Common Stock it holds in its name is $2,301,078. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Focused Fund to acquire the 117,000 shares of Common Stock it holds in its name is $4,192,004. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 68,676 shares of Common Stock it holds in its name is $2,501,207. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s fifth amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.0% of Bancorp RI based upon the Company’s aggregate outstanding 4,845,821 shares of Common Stock. PL Capital Group’s intent is to influence the policies of Bancorp RI and assert PL Capital’s shareholder rights, with a goal of maximizing the value of the Common Stock.

        On June 27, 2007, the PL Capital Group sent a letter to the Members of the Board of Directors of Bancorp RI, a copy of which is attached as Exhibit 6.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 059690107	Page 15 of 22 Pages

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,845,821, reported as the number of outstanding shares as of May 1, 2007, in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

        The PL Capital Group made the following transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 16 of 22 Pages

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made the following transactions in the Common Stock within the past 60 days

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2007-05-02	(2,350)	42.10	(98,886)

2007-05-04	(603)	42.01	(25,311)

2007-05-07	(200)	41.44	(8,273)

2007-05-09	(3,847)	40.20	(154,589)

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

CUSIP No. 059690107	Page 17 of 22 Pages

(E)	Goodbody/PL LP

(a)-(b);	See cover page.

(c)	Goodbody/PL LP made no transactions in the Common Stock within the past 60 days.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 059690107	Page 18 of 22 Pages

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no transactions in the Common Stock within the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no transactions in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 059690107	Page 19 of 22 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Nomination Letter from Richard J. Lashley to the Company, dated January 24, 2007.*
3	Press Release issued by PL Capital, dated January 25, 2007.*
4	Letter from Richard J. Lashley to the Company, dated January 31, 2007.*
5	Letter from the Company to Richard J. Lashley, dated February 2, 2007.*
6	Letter from the Company to Richard J. Lashley and John Palmer, dated June 25, 2007.

*Filed previously.

CUSIP No. 059690107	Page 20 of 22 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 21 of 22 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Exhibit 6

June 27, 2007

Members of the Board of Directors
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Dear Members:

This morning, People’s United Financial, Inc. (symbol: PBCT) announced a merger with Chittenden Corporation, in a transaction valued at $1.9 billion (21.3x 2007 est. EPS; 17.6x 2008 est. EPS; 381% of Tangible Book Value and 23% deposit premium). This transaction is consistent with People’s oft-stated intention to expand their Connecticut-based franchise into contiguous markets in New England and the Middle Atlantic states, and provides Chittenden’s shareholders with a significant premium and future upside as holders of People’s stock. The CEO and Board of Chittenden should be congratulated for recognizing that the unique opportunity afforded by People’s need to leverage their newly raised capital will not last forever.

Unfortunately for Bancorp RI’s shareholders, with Chittenden gone, there is now one less potential merger partner for Bancorp RI. We always thought Chittenden and Bancorp RI made tremendous sense as merger partners. It would be unfortunate for Bancorp RI’s shareholders, and a failure by Bancorp RI’s Board and management, to find out that Chittenden had approached Bancorp RI in the recent past and been rebuffed.

The banking industry continues to consolidate, and every time a potential acquirer of Bancorp RI is themselves acquired, there are fewer strategic options available for you and the Board to consider. As Board members, your primary responsibility is to shareholders, and realistically examining and pursuing strategic alternatives is the way to fulfill that fiduciary duty.

Banking, and bank merger pricing, is cyclical in nature, in line with economic and interest rate cycles. There is significant risk that these cycles will worsen in the next several years.

The multiples of the Chittenden deal applied to Bancorp RI are as follows ( $‘s rounded):

Price to 2007 est. EPS (21.3x)=	$37
Price to 2008 est. EPS (17.6x)=	$34
Price to TBV (381%)=	$82
Deposit Premium (23%)=	$70

As we are all aware, Bancorp RI’s earnings are significantly below well run banks such as Chittenden. If Bancorp RI was able to improve its current ROE of approximately 8%, to Chittenden’s level of approximately 13%, Bancorp RI would then be earning approximately $2.85 per share (notably, Chittenden enjoys a 57% efficiency ratio, a level that PL Capital has repeatedly recommended is appropriate for Bancorp RI). Applying the Chittenden multiple (21.3x est. 2007 EPS) on improved EPS of $2.85 would result in $60.70 per Bancorp RI share. Even a lower multiple of 18x would be $51.30 per share.

We do not believe Bancorp RI is worth the $70++ value suggested by the price to TBV and deposit premium multiples achieved by Chittenden. However, it is clear that Bancorp RI would achieve a significant premium if it were to seek a merger partner. Reasonable multiples on TBV, cost save adjusted EPS and deposit premiums suggest a value above $50 per share.

The Board may be thinking that this comparison suggests that Bancorp RI is better served by waiting for the bank to achieve higher returns before even considering a sale. Interestingly, this is not the case, because the higher level of EPS that an acquirer needs to justify paying a premium will be achieved by cost savings. The acquirer will be able to achieve the 55%, or lower, efficiency ratio that Bancorp RI has been unable to reach on its own. It may not be true of mergers in the future, but generally speaking, the selling bank’s shareholders enjoy the majority of the economic premium obtained from cost savings, making it unnecessary for the seller to achieve the cost savings or revenue enhancements themselves.

We believe that People’s management is also keenly interested in expanding into the Rhode Island market. The Board should authorize management and its outside advisors to meet with People’s management to explore strategic alternatives. There are several others that may have similar interests that should be contacted.

We also hope that Bancorp RI’s Ms. Sherman is willing to dedicate the time to explore these opportunities. We cannot help but be frustrated that she was reportedly off vacationing in China for 4 weeks in late May and early June (we also heard it may have been as long as 6 weeks) while the CEO of Chittenden was back in Burlington negotiating a wonderful transaction for Chittenden’s shareholders. We also hope her vacation and numerous non-profit activities have not impeded the progress on earnings we have long awaited for and look forward to seeing in the upcoming quarterly press release.

Please feel free to contact either of us at anytime.

Sincerely,

/s/ Richard Lashley Richard Lashley	/s/ John Palmer John Palmer
Principal	Principal